Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Vistra Energy Corp.

Irving, TX

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated March 30, 2017, relating to the consolidated financial statements of Vistra Energy Corp. (Successor Company) and Texas Competitive Electric Holdings Company LLC (Predecessor Company) (which report expresses an unqualified opinion on those consolidated financial statements and includes an explanatory paragraph regarding emergence from bankruptcy and the non-comparability to prior periods) and May 1, 2017 relating to the financial statement schedule of Vistra Energy Corp., appearing in the Prospectus, which is included in Registration Statement No. 333-215288 on Form S-1 of Vistra Energy Corp.

DELOITTE & TOUCHE LLP

Dallas, Texas

August 3, 2017